VIA EDGAR

February 3, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attention: Larry Spirgel, Office Chief; Alexandra Barone, Staff Attorney

Re:	Stronghold Digital Mining, Inc.
Registration Statement on Form S-3
File No. 333-267869

Ladies and Gentlemen:

On behalf of Stronghold Digital Mining, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 P.M., Washington, D.C. time, on February 3, 2023, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

[Signature Page Follows]

Securities and Exchange Commission
February 3, 2023

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Enclosures

cc:	Matthew J. Smith, Chief Financial Officer, Stronghold Digital Mining, Inc. Matthew Usdin, General Counsel, Stronghold Digital Mining, Inc.
Daniel M. LeBey, Vinson & Elkins L.L.P.
Shelley A. Barber, Vinson & Elkins L.L.P.